Exhibit 3.2

Article II, Section 1 of the Amended and Restated Bylaws of Arizona Land Income Corporation are amended to read as follows:

The annual meeting of the shareholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At the annual meeting, shareholders shall elect directors and transact such other business as may properly come before the meeting. Any previously scheduled annual meeting of the shareholders may be postponed by resolution of the Board upon public notice given on or prior to the date previously scheduled for such annual meeting of shareholders.